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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
            (Second Amendment to Amended and Restated Schedule 13D)*



                              ELCO INDUSTRIES, INC.
________________________________________________________________________________
                                (Name of Issuer)


                           COMMON STOCK, $5 PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)


                                   284420-10-6
        _______________________________________________________________
                                 (CUSIP Number)

                              Thomas A. Cole, Esq.
                                Sidley & Austin
                            One First National Plaza
                            Chicago, Illinois  60603
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 19, 1995
         ______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 284420-10-6                                     PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Okabe Company Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Joint Filing                                              (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Japan
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             853,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          853,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      853,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 284420-10-6                                     PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Okabe Co., Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Joint Filing                                              (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      -0-
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 284420-10-6                                     PAGE 4 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Akira Okabe
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Joint Filing                                              (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Japan
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             853,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          853,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      853,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 284420-10-6                                     PAGE 5 OF 11 PAGES
-----------------------                                  ---------------------

  This Second Amendment amends and supplements the Amended and Restated Statement on Schedule 13D filed by Okabe Company Limited ("Okabe"), Okabe Co., Inc. and Akira Okabe with the Securities and Exchange Commission (the "Commission") on February 25, 1994 relating to the shares of common stock, $5 par value ("Elco Common Stock"), of Elco Industries, Inc., a Delaware corporation (the "Issuer"), as amended by the First Amendment thereto filed with the Commission on June 16, 1995. Capitalized terms used herein without definition have the same meanings as those ascribed to them in such Amended and Restated Statement on Schedule 13D.

  Only those items reported herein are amended.

Information with respect to Okabe Company Limited:

Item 4.  Purpose of Transaction.
         ----------------------

  The following paragraphs are hereby inserted before the penultimate paragraph of Item 4:

  On September 13, 1995, the Issuer and Textron Inc. ("Textron") announced that they had entered into a definitive merger agreement (the "Merger Agreement") under which a wholly owned subsidiary of Textron will acquire all the outstanding shares of Elco Common Stock for $36 per share in cash. Pursuant to the Merger Agreement, on September 19, 1995, a wholly owned subsidiary of Textron commenced a cash tender offer for all outstanding shares of Elco Common Stock for $36 per share (the "Tender Offer").

  Okabe intends to sell the 853,000 shares of Elco Common Stock it owns to the wholly owned subsidiary of Textron pursuant to the Tender Offer. In furtherance of such sale, on September 19, 1995 Okabe offered the Issuer the right to purchase all of the 853,000 shares of Elco Common Stock held by Okabe at the price of $36 per share, as required by the letter agreement dated June 27, 1989, as amended (the "Standstill Agreement"), between Okabe and the Issuer. In accordance with the Standstill Agreement, the Issuer must notify Okabe within 15 days after September 19, 1995 whether the Issuer (or anyone to whom the Issuer has assigned its right to purchase under the Standstill Agreement) wishes to purchase the shares of Elco Common Stock offered by Okabe under the Standstill Agreement. If the Issuer does not exercise its right to purchase such shares within such 15-day period, Okabe will be free to sell such shares at a price of $36 (or higher) per share during the 45-day period following such 15-day period.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 284420-10-6                                     PAGE 6 OF 11 PAGES
-----------------------                                  ---------------------

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

  Paragraph (a) of Item 5 is amended to read as follows:

  (a) As of September 19, 1995, Okabe beneficially owned an aggregate of 853,000 shares of Elco Common Stock. Based upon the most recently available filing by Elco with the Commission which shows an aggregate of 4,974,914 shares of Elco Common Stock outstanding, such shares constitute approximately 17.1% of such outstanding shares. To the knowledge of Okabe, no other shares of Elco Common Stock were beneficially owned as of September 19, 1995, by any person who may be deemed to constitute a "group" pursuant to Section 13(d)(3) of the Securities Exchange Act with Okabe.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 284420-10-6                                     PAGE 7 OF 11 PAGES
-----------------------                                  ---------------------

                                   SIGNATURE
                                   ---------


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement by Okabe Company Limited is true, complete and correct.

Date:  September 19, 1995



                                       OKABE COMPANY LIMITED


                                       By:   /s/ Shunji Kaburaki
                                          ---------------------------
                                          Name:  Shunji Kaburaki
                                          Title: Representative
                                                   Director

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 284420-10-6                                     PAGE 8 OF 11 PAGES
-----------------------                                  ---------------------

Information with respect to Okabe Co., Inc.:

  To the knowledge of Okabe Co., Inc., there was no material change in the portion of the Amended and Restated Statement on Schedule 13D containing information regarding Okabe Co., Inc. through September 19, 1995.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 284420-10-6                                     PAGE 9 OF 11 PAGES
-----------------------                                  ---------------------


                                   SIGNATURE
                                   ---------


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement by Okabe Co., Inc. is true, complete and correct.

Date:  September 19, 1995



                                       OKABE CO., INC.


                                       By:      /s/ Akira Okabe
                                          -------------------------------
                                          Name:     Akira Okabe
                                          Title:    Chairman of the Board

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 284420-10-6                                    PAGE 10 OF 11 PAGES
-----------------------                                  ---------------------


                    Information with respect to Akira Okabe:

Item 5.       Interest in Securities of the Issuer.
              ------------------------------------

  Paragraph (a) of Item 5 is amended to read as follows:

  (a) As of September 19, 1995, Akira Okabe might be deemed beneficially to own an aggregate of 853,000 shares of Elco Common Stock. Based upon the most recently available filing by Elco with the Commission which shows an aggregate of 4,974,914 shares of Elco Common Stock outstanding, such shares constitute approximately 17.1% of such outstanding shares. To the knowledge of Akira Okabe, no other shares of Elco Common Stock are beneficially owned by any persons who may be deemed to constitute a "group," pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, with Mr. Okabe. Neither the filing of this Schedule 13D (or amendments hereto) nor any contents of the same shall constitute an admission that Mr. Okabe is the beneficial owner of any of such shares of Elco Common Stock or a member of a group with any of Okabe Company Limited or Okabe Co., Inc., for the purpose of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose whatsoever.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 284420-10-6                                    PAGE 11 OF 11 PAGES
-----------------------                                  ---------------------

                                   SIGNATURE
                                   ---------


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement by Akira Okabe is true, complete and correct.

Date:  September 19, 1995



                                       AKIRA OKABE, an individual


                                            /s/ Akira Okabe
                                       ------------------------------